UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            THE TJX COMPANIES, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                                 $1 PAR VALUE
                        (Title of Class of Securities)

                                   87253910
                                (Cusip Number)

                             MELVILLE CORPORATION
                               CVS CENTER, INC.
                                CVS H.C., INC.
                            NASHUA HOLLIS CVS, INC.
                      (Name of Persons Filing Statement)

                            Chief Financial Officer
                             Melville Corporation
                                One Theall Road
                                Rye, NY  10580
                            Tel. No.:  914-925-4000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               November 17, 1995
                    (Date of Event which Requires Filing of
                                this Statement)


                 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

         Check the following box if a fee is being paid with this statement:
[X]

                                 SCHEDULE 13D

CUSIP NO. 87253910                     PAGE  2-I   of    10    Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MELVILLE CORPORATION
         IRS NO. 04-1611460

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         Inapplicable                                          (a)  [ ]
                                                               (b)   [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS
         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK

                           7     SOLE VOTING POWER
                                 8,097,166 (See Item 5)
        NUMBER OF
          SHARES           8     SHARED VOTING POWER
       BENEFICIALLY              0
         OWNED BY
           EACH            9     SOLE DISPOSITIVE POWER
         REPORTING               8,097,166 (See Item 5)
          PERSON
           WITH
                           10    SHARED DISPOSITIVE POWER
                                 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON  8,097,166 (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.06%

14       TYPE OF REPORTING PERSON
         C0, HC


                                 SCHEDULE 13D

CUSIP NO. 87253910                     PAGE  2-II   of    10    Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CVS Center, Inc.
         IRS NO. -- APPLIED FOR

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         Inapplicable                                          (a)  [ ]
                                                               (b)  [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS
         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
          New Hampshire

                           7     SOLE VOTING POWER
                                 8,097,166 (See Item 5)
         NUMBER OF
          SHARES           8     SHARED VOTING POWER
       BENEFICIALLY              0
         OWNED BY
           EACH            9     SOLE DISPOSITIVE POWER
         REPORTING               8,097,166 (See Item 5)
          PERSON
           WITH
                           10    SHARED DISPOSITIVE POWER
                                 0
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON  8,097,166 (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.06%

14       TYPE OF REPORTING PERSON
         C0, HC

                                 SCHEDULE 13D

CUSIP NO. 87253910                     PAGE  2-III  of    10    Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CVS H.C., Inc.
         IRS NO. 06-1287071

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         Inapplicable                                          (a)  [ ]
                                                               (b)  [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS
         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
          Minnesota

                           7     SOLE VOTING POWER
                                 8,097,166 (See Item 5)
         NUMBER OF
          SHARES           8     SHARED VOTING POWER
        BENEFICIALLY             0
         OWNED BY
           EACH            9     SOLE DISPOSITIVE POWER
         REPORTING               8,097,166 (See Item 5)
          PERSON
           WITH
                           10    SHARED DISPOSITIVE POWER
                                 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON  8,097,166 (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.06%

14       TYPE OF REPORTING PERSON
         C0, HC

                                 SCHEDULE 13D

CUSIP NO. 87253910                     PAGE  2-IV   of    10    Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nashua Hollis CVS, Inc.
         IRS NO. 05-0394661

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         Inapplicable                                          (a)  [ ]
                                                               (b)  [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS
         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
          New Hampshire

                           7     SOLE VOTING POWER
                                 8,097,166 (See Item 5)
         NUMBER OF
          SHARES           8     SHARED VOTING POWER
       BENEFICIALLY              0
         OWNED BY
           EACH            9     SOLE DISPOSITIVE POWER
         REPORTING               8,097,166 (See Item 5)
          PERSON
           WITH
                           10    SHARED DISPOSITIVE POWER
                                 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON  8,097,166 (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.06%

14       TYPE OF REPORTING PERSON
         C0, HC

Item 1.        Security and Company

               The class of equity securities to which this statement relates is the common stock, $1 par value per share (the "Common Stock"), of The TJX Companies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 770 Cochituate Road, Framingham, MA 01701.

Item 2.        Identity and Background

               This statement is filed by:

               Melville Corporation ("Melville")
               One Theall Road
               Rye, NY  10580

               CVS Center, Inc.
               One CVS Drive
               Woonsocket, RI 02895

               CVS H.C., Inc.
               400 Highway 169 So.
               Suite 600
               Minneapolis, MN. 55426-1132

               Nashua Hollis CVS, Inc. ("Nashua CVS")
               400 Highway 169 So.
               Suite 600
               Minneapolis, MN. 55426-1132

               CVS Center, Inc., CVS H.C., Inc. and Nashua Hollis CVS, Inc. are each referred to herein individually as a "CVS Holding Company" and collectively are referred to herein as the "CVS Holding Companies."

               The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Melville and the CVS Holding Companies is set forth on Schedule A hereto.

               Melville is a diversified retailer operating in four business segments: prescription drugs and health and beauty care through its CVS business; apparel through its Bob's stores and Wilson's leather goods chain (and through its Marshalls business up to the time of the sale of Marshalls to the Company on November 17, 1995); footwear through its Meldisco, Footaction and Thom McAn businesses; and toys (through its Kaybee business) and home furnishings (through its Linens 'n Things and This End Up businesses).


               CVS Center, Inc., CVS H.C., Inc. and Nashua CVS are the first-tier, second-tier and third-tier holding companies, respectively, for Melville's CVS business which is engaged in the retail prescription drugs and health and beauty care industry. Each such CVS Holding Company owns and operates, or is expected to own and operate, at least five CVS stores.

               During the last five years, none of Melville or the CVS Holding Companies or, to the best of their knowledge, any of the persons listed on Schedule A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

               Pursuant to a Stock Purchase Agreement between Melville and the Company dated as of October 14, 1995, as amended (the "Stock Purchase Agreement"), on November 17, 1995 Melville consummated the sale (the "Sale") to the Company of all of the capital stock of Marshalls of Roseville, Minn., Inc. ("Marshalls"), Melville's holding company for its Marshalls division.

               The purchase price paid by the Company to Melville in connection with the Sale was $375,000,000 in cash plus convertible preferred stock of the Company that has an aggregate liquidation preference equal to $175,000,000. Pursuant to a Preferred Stock Subscription Agreement between Melville and the Company dated as of November 17, 1995, the preferred stock was issued to Melville in two series: (i) 250,000 shares of Series D Cumulative Convertible Preferred Stock of the Company (the "Series D Preferred Stock"), which is automatically convertible into shares of Common Stock on the first anniversary of its issuance if not earlier redeemed for cash, and may only be converted into Common Stock at the holder's option after the giving of any notice of redemption by the Company and prior to such automatic conversion, in the case of any such conversion, at the applicable conversion rate; and (ii) 1,500,000 shares of Series E Cumulative Convertible Preferred Stock of the Company (the "Series E Preferred Stock"), which is automatically convertible into Common Stock on the third anniversary of its issuance if not earlier converted into such Common Stock, and is convertible into Common Stock at the holder's option at any time prior to such automatic conversion, in the case of any such conversion, at the applicable conversion rate.

Item 4.        Purpose of Transaction.

               As described under Item 3, Melville acquired 1,500,000 shares of Series E Preferred Stock and 250,000 shares of Series D Preferred Stock as part of the purchase price paid by the Company to Melville in consideration for the Sale of Marshalls under the Stock Purchase Agreement.

               Melville acquired such Series D Preferred Stock and Series E Preferred Stock for investment. Pursuant to the Standstill and Registration Rights Agreement between Melville and the Company dated as of November 17, 1995 (the "Standstill and Registration Rights Agreement") and subject to the terms and conditions contained therein, Melville has the right to require that the Company register, under the Securities Act of 1933 (the "1933 Act"), the Series E Preferred Stock held by Melville, or the shares of Common Stock received by Melville upon conversion or redemption of Series D Preferred Stock or Series E Preferred Stock, on not more than two separate occasions on demand and on not more than three separate occasions in connection with a registration of Common Stock by the Company. In accordance with such registration rights, Melville has requested that the Company effect the registration under the 1933 Act of such Series E Preferred Stock for sale by Melville as soon as practicable. Melville currently intends to proceed with such sale of Series E Preferred Stock, but has no current plans to dispose of the Series D Preferred Stock (other than possibly to wholly owned subsidiaries or affiliates of Melville). Melville intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, there can be no assurance that Melville will proceed with such public sale of Series E Preferred Stock. In addition, Melville may consider from time to time various alternative courses of action as permitted by the Standstill and Registration Rights Agreement. Such actions may include, in certain limited circumstances permitted by the Standstill and Registration Rights Agreement and subject to receipt of all necessary regulatory approvals, the acquisition of additional securities of the Company through open market purchases, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Company's securities held by Melville in the open market, in privately negotiated transactions, through a public offering or otherwise.

               Except as set forth above and except as contemplated by the Standstill and Registration Agreement, none of Melville or the CVS Holding Companies or, to the best of their knowledge, any of the persons listed on Schedule A hereto has a plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Company.

               (a) As described under Item 3, on November 17, 1995 Melville acquired 1,500,000 shares of Series E Preferred Stock and 250,000 shares of Series D Preferred Stock as part of the purchase price paid by the Company to Melville in consideration for the Sale of Marshalls under the Stock Purchase Agreement.

               On or about March 15, 1996, Melville transferred all such shares of Series D Preferred Stock and Series E Preferred Stock to CVS Center, Inc., which in turn transfereed all such shares to CVS H.C., Inc., which in turn transfereed all such shares to Nashua CVS.

               The Series E Preferred Stock is convertible into Common Stock at the holder's option, at a conversion rate of 5.3981 shares of Common Stock for each share of Series E Preferred Stock so converted, at any time prior to its automatic conversion into Common Stock on November 17, 1998 at the conversion rate then in effect.

               For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), Nashua CVS directly beneficially owns approximately 8,097,166 shares of Common Stock (calculated by multiplying the 1,500,000 shares of Series E Preferred Stock by the applicable conversion rate of 5.3981), representing approximately 10.06% of the outstanding Common Stock.

               Melville is the ultimate parent corporation, CVS Center, Inc. is the indirect parent corporation, and CVS H.C., Inc. is the parent corporation, of Nashua CVS and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, each of Melville, CVS Center, Inc. and CVS H.C., Inc. indirectly beneficially owns approximately 8,097,166 shares of Common Stock, representing approximately 10.06% of the outstanding Common Stock.

               The Series D Preferred Stock may only be converted into Common Stock at the holder's option after the giving of a notice of redemption by the Company (and is automatically convertible into Common Stock on November 17,
1996). Since the Series D Preferred Stock is not convertible into Common Stock at the holder's option within 60 days, for purposes of Rule 13d-3 promulgated under the Exchange Act, neither Melville nor any CVS Holding Company beneficially owns Common Stock with respect to the Series D Preferred Stock.

               Except as set forth in this Item 5(a), none of Melville or the CVS Holding Companies or, to the best of their knowledge, any of the persons listed in Schedule A hereto beneficially own any Common Stock.

               (b) Subject to the terms of the Standstill and Registration Rights Agreement and assuming the conversion of all shares of Series E Preferred Stock by Nashua CVS into Common Stock, Nashua CVS has the power to vote and to dispose of approximately 8,097,166 shares of Common Stock.

               Subject to the terms of the Standstill and Registration Rights Agreement and assuming the conversion of all shares of Series E Preferred Stock by Nashua CVS into Common Stock, each of Melville as the ultimate parent corporation, CVS Center, Inc. as the indirect parent corporation, and CVS H.C., Inc. as the parent corporation, of Nashua CVS, has the indirect power to vote and to dispose of approximately 8,097,166 shares of Common Stock.

               (c) There were no purchases or sales of Common Stock effected during the past 60 days by Melville or any CVS Holding Company or, to the best of their knowledge, any person listed in Schedule A hereto.

               (d)   Inapplicable.

               (e)   Inapplicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Company

               In accordance with the terms of the Stock Purchase Agreement, the Company and Melville entered into the Standstill and Registration Rights Agreement as of November 17, 1995. The following summary of certain terms of the Standstill and Registration Rights Agreement is qualified in its entirety by reference to the copy of the Standstill and Registration Rights Agreement attached hereto (as Exhibit 99(b)) and incorporated herein by reference.

               Pursuant to the Standstill and Registration Rights Agreement and during the term thereof, Melville and its affiliates (i) are subject to certain restrictions on acquiring or disposing of any voting securities (including securities convertible into or exercisable for voting securities, such as the Series D Preferred Stock and the Series E Preferred Stock) of the Company, (ii) under certain circumstances, are required to offer to the Company the right to purchase from them voting securities of the Company proposed to be disposed of by them, and (iii) are required to vote all of the Company's voting securities beneficially owned by them in the manner recommended by the Company's Board of Directors or, if the agreement to so vote shall be prohibited or invalid, then, if requested by the Company's Board of Directors, to vote such voting securities in the same proportion as the votes cast by or on behalf of the other holders of the Company's voting securities. Notwithstanding the foregoing, Melville or Nashua CVS will be entitled to vote freely, without regard to any request or recommendation of the Company's Board of Directors, with respect to certain matters specified in the Company's Certificates of Designation for the Series D Preferred Stock and the Series E Preferred Stock. The term of the Standstill and Registration Rights Agreement expires at such time as voting securities of the Company beneficially owned by Melville represent less than 3 percent of the total combined voting power of all of the Company's outstanding voting securities.

               Except for the Standstill and Registration Rights Agreement described above, to the best of knowledge of Melville and the CVS Holding Companies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



Item 7.        Material to be Filed as Exhibits

               Exhibit 99(a): Stock Purchase Agreement, dated as of October 14, 1995, by and between Melville Corporation and The TJX Companies, Inc., as amended by Amendment Number One thereto dated as of November 17, 1995(*)

               Exhibit 99(b): Standstill and Registration Rights Agreement, dated as of November 17, 1995, by and between Melville
                                       Corporation and the TJX Companies,
                                       Inc.(*)

               Exhibit 99(c): Preferred Stock Subscription Agreement, dated as of November 17, 1995, by and between Melville Corporation and The TJX Companies, Inc.(*)

               Exhibit 99(d): Certificate of Designations, Preferences, and Rights of Series D Cumulative Convertible Preferred Stock of The TJX Companies, Inc.(*)

               Exhibit 99(e): Certificate of Designations, Preferences, and Rights of Series E Cumulative Convertible Preferred Stock of The TJX Companies, Inc.(*)

- ------------
(*) Incorporated by reference to the applicable exhibit to Melville Corporation's Current Report on Form 8-K dated December 4, 1995.


                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 8, 1996


                                 Melville Corporation


                                 By: /s/ Stanley P. Goldstein
                                    -------------------------------------
                                    Name:    Stanley P. Goldstein
                                    Title:   Chairman and Chief Executive
                                             Officer


                                 CVS Center, Inc.


                                 By: /s/ Thomas M. Ryan
                                    -------------------------------------
                                    Name:    Thomas M. Ryan
                                    Title:   President


                                 CVS H.C., Inc.


                                 By: /s/ Maureen Richards
                                    -------------------------------------
                                    Name:    Maureen Richards
                                    Title:   Vice President


                                 Nashua Hollis CVS, Inc.


                                 By: /s/ Maureen Richards
                                    -------------------------------------
                                    Name:    Maureen Richards
                                    Title:   Vice President


                                                                    Schedule A


           Directors and Executive Officers of Melville Corporation
                         and the CVS Holding Companies

                          The name, business address, title, present
principal occupation or employment of each of the directors and executive officers of Melville and the CVS Holding Companies are set forth below. If no business address is given, the director's or executive officer's business address is Melville's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Melville. All of the persons listed below are citizens of the United States of America.


         Name and                             Present Principal
   Business Address                              Occupation
   ----------------                           -----------------

Directors of Melville Corporation
- ---------------------------------

Allan J. Bloostein                           Consultant--Retail and Consumer
                                             Goods Marketing

W. Don Cornwell                              Chairman of the Board and Chief
                                             Executive Officer of Granite
                                             Broadcasting Corporation

Thomas P. Gerrity                            Dean of The Wharton School of the
                                             University of Pennsylvania

Stanley P. Goldstein                         Chairman of the Board and Chief
                                             Executive Officer of Melville

Michael H. Jordan                            Chairman and Chief Executive
                                             Officer of Westinghouse Electric
                                             Corporation

William H. Joyce                             Chairman of the Board and Chief
                                             Executive Officer of Union Carbide
                                             Corporation

Terry R. Lautenbach                          Retired, formerly Senior Vice
                                             President of IBM

Directors of Melville Corporation (continued)

Donald F. McCullough                         Chairman Emeritus of Collins &
                                             Aikman Corporation

Harvey Rosenthal                             President and Chief Operating
                                             Officer of Melville

Ivan G. Seidenberg                           Chairman of the Board and Chief
                                             Executive Officer of Nynex
                                             Corporation

Patricia Carry Stewart                       Retired, formerly Vice President
                                             of The Edna McConnell Clark
                                             Foundation

M. Cabell Woodward, Jr.                      Retired, formerly Vice Chairman,
                                             Chief Financial Officer and a
                                             Director of ITT Corporation


Directors of CVS Center, Inc.

(The business address of each director of CVS Center, Inc. is One CVS Drive, Woonsocket, RI 02895)

Thomas M. Ryan                               President and Chief Executive
                                             Officer of CVS Center, Inc.

Charles Conaway                              Vice President of CVS Center, Inc.

Daniel Nelson                                Vice President of CVS Center, Inc.


Directors of CVS H.C., Inc.

(The business address of each director of CVS H.C., Inc. is 400 Highway 169 So., Suite 600, Minneapolis, MN. 55426-1132)

Joel N. Waller                               Chairman and Chief Executive
                                             Officer of Melville's Wilsons
                                             business

David L. Rogers                              President of Melville's Wilsons
                                             business

Brad Johnson                                 Vice President of Melville's
                                             Wilsons business

Directors of Nashua Hollis CVS, Inc.
- ------------------------------------

(The business address of each director of Nashua Hollis CVS, Inc. is 400 Highway 169 So., Suite 600, Minneapolis, MN. 55426-1132)

Joel N. Waller                               Chairman and Chief Executive
                                             Officer of Melville's Wilsons
                                             business

David L. Rogers                              President of Melville's Wilsons
                                             business

Brad Johnson                                 Vice President of Melville's
                                             Wilsons business


Executive Officers of Melville Corporation and the CVS
Holding Companies (Who Are Not Directors)
- ------------------------------------------------------

Jerald S. Politzer                           Executive Vice President of
                                             Melville

Jerald L. Maurer                             Senior Vice President of Melville

Carlos E. Alberini                           Vice President and Acting Chief
                                             Financial Officer of Melville